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[STATE STREET RESEARCH LETTERHEAD]


Filed by State Street Research Master Investment Trust
Pursuant to Rule 425 Under the Securities Act of 1933 and
Deemed filed pursuant to Rule 14a-2 of the Securities Exchange Act of 1934
Subject Company: State Street Research Master Investment Trust
SEC File No. 33-32729

This filing relates to the proposed reorganizations of certain series of State Street Research trusts ("State Street Research") into certain series of the BlackRock Funds ("BlackRock") pursuant to Agreements and Plans of Reorganization, forms of which are on file with the U.S. Securities and Exchange Commission as appendices to the Combined Prospectus/Proxy Statements on Form N-14 filed by BlackRock on November 8, 2004, and which are incorporated by reference into this filing.

The following is a letter sent to shareholders of the series of the trusts containing a timeline of key events relating to the proposed reorganizations.




Dear Shareholder,

On August 26, the parent company of State Street Research
Funds--MetLife(R)--announced that it had agreed to sell SSRM Holdings, Inc., and its subsidiary State Street Research & Management Company, which manages your fund, to BlackRock, Inc. BlackRock is one of the largest publicly traded investment management firms in the United States. It is majority-owned by The PNC Financial Services Group, Inc., and headquartered in New York.

During the past several months, we have commenced plans for merging the State Street Research and BlackRock open-end mutual fund families. Our goal has been to ensure a smooth transition once the merger is complete, which we expect will happen early in 2005.

Although there is still a lot of work to do, we believe that we have made significant progress towards a successful transition. In the next few weeks, you will be notified about any changes that will affect service and online access to your account.

On the reverse you will find an expected timeline of key events in the merger process. If you have questions concerning the merger of the State Street Research and BlackRock fund families, please contact State Street Research at 1-87-SSR FUNDS (1-877-773-8637).

Sincerely,

/s/ Richard S. Davis

Richard S. Davis
Chairman of the Board, President and
Chief Executive Officer





                  One Financial Center -- Boston, MA 02111-2690
                       1.87.SSR.FUNDS -- (1.877.773.8637)
                          www.statestreetresearch.com

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[STATE STREET RESEARCH LETTERHEAD]



          STATE STREET RESEARCH-BLACKROCK MUTUAL FUND FAMILIES MERGER
                             TIMELINE OF KEY EVENTS


Week of November 8, 2004     Prospectuses/proxy statements begin to mail.

December 24, 2004            If you're not voting in person at the meeting, we
                             must receive your vote by mail (proxy card), telephone or online by this date.

December 27, 2004            SSR shareholder meeting. You will be asked
                             to cast your votes for the proposed reorganization of SSR Funds into BlackRock Funds.

January 7, 2005              Year-end statements mail.

Week of January 10, 2005     Tax forms and 2004 Tax Guide mail.

Week of January 17, 2005     Special edition of OVERVIEW (our shareholder
                             newsletter) mails, detailing upcoming changes, such as new account procedures and online account access.

Early 2005                   Expected completion of transaction.




ADDITIONAL INFORMATION AND WHERE TO FIND IT
BlackRock Funds ("BlackRock") has filed Combined Prospectus/Proxy Statements with the Securities and Exchange Commission (SEC) Registration Statements, on Form N-14 (Nos. 333-119445, 333-119446, 333-119447, 333-119457, 333-119448,
333-119449, 33-119450, 333-119451, 333-119452, 333-119453, 333-119454,
333-119456, 333-119458, 333-119459 and 333-119461), of BlackRock and certain
State Street Research ("SSR") funds and other relevant materials regarding the proposed reorganizations (the "Reorganizations") of certain series of SSR funds into certain series of BlackRock funds. The Combined Prospectus/Proxy Statements is being sent to security holders of SSR seeking their approval of the reorganizations. WE URGE YOU TO READ THE COMBINED PROSPECTUS/PROXY STATEMENTS FILED BY BLACKROCK WITH THE SEC ON NOVEMBER 8, 2004, AND THE OTHER RELEVANT MATERIALS FILED BY BLACKROCK OR SSR WITH THE SEC BEFORE VOTING OR MAKING ANY INVESTMENT DECISION WITH RESPECT TO THE REORGANIZATIONS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT BLACKROCK, SSR AND THE REORGANIZATIONS. You may obtain a free copy of these materials and other documents filed by BlackRock or SSR with the SEC on the SEC's website at www.sec.gov. In addition, the documents filed with the SEC by BlackRock may be obtained free of charge by directing such request to: BlackRock Funds, Bellevue Park Corporate Center, 100 Bellevue Parkway, Wilmington, Delaware, 19809, (800) 441-7762. Documents filed with the SEC by SSR may be obtained free of charge by directing such request to: State Street Research, One Financial Center, Boston, Massachusetts, 02111, (877) 773-8637.








                  One Financial Center -- Boston, MA 02111-2690
                        1.87.SSR.FUNDS -- (1.877.773.8637)
                          www.statestreetresearch.com